SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1      Translation of letter to the Argentine Securities Commission dated October 23, 2026.

Buenos Aires, October 23, 2026

Sirs,

COMISIÓN NACIONAL DE VALORES

25 de Mayo 175

Ciudad Autónoma de Buenos Aires

A3 MERCADOS S.A.

Maipú 1210

Ciudad Autónoma de Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

Ciudad Autónoma de Buenos Aires

Presente

Ref.: Material Event (Hecho Relevante) – Redemption of outstanding and circulating Class XXXVII Notes.

Dear all:

I am pleased to address you in my capacity as Head of Market Relations at YPF S.A. (the “Company” or the “Corporation,” indistinctly) (CUIT: 30-54668997-9) for the purposes of complying with the requirements of Article 2 of Chapter I, Title XII of the National Securities Commission regulations (Comisión Nacional de Valores, as per its acronym in Spanish) (“CNV”) (T.O. 2013, as amended and supplemented), and to inform you that, as of today's date, the Company has decided to announce the early redemption of the Class XXXVII Notes issued by the Company on May 7, 2025, for a total nominal value of U.S.$ 139,501,701 (one hundred thirty-nine million five hundred one thousand seven hundred one US dollars), at a fixed interest rate of 7% with original maturity on May 7, 2027 (the “Class XXXVII Notes”), under the Frequent Issuer Regime established in Section VI, Chapter V, Title II of the CNV regulations. On October 27, 2026, the Company will issue additional Class XLIII notes, in connection with which it will receive payment in kind through the delivery of Class XXXVII Notes with a total nominal value of U.S.$ 4,436,070 of such class, resulting, after October 27, 2026, in a total outstanding nominal value of Class XXXVII Notes of U.S.$ 135,065,631.

The proposed redemption of Class XXXVII Notes will take place on November 11, 2026, for the entire amount of principal outstanding on that date and will be carried out in accordance with the terms and conditions detailed in the pricing supplement for Class XXXVII Notes dated April 29, 2025, published on the same date on the CNV website under ID No. 3353596 (the “Class XXXVII Pricing Supplement”).

The publication of this notice constitutes sufficient notification to holders of Class XXXVII Notes. In turn, it is hereby reported that the redemption will be made at par value plus accrued interest up to the Redemption Date, that is, up to November 11, 2026 (exclusive). For further information, see the section “Rescate anticipado a opción de YPF S.A. de las Obligaciones Negociables Clase XXXVII” of the Class XXXVII Pricing Supplement.

The redemption of Class XXXVII Notes will have the following characteristics:

a) Paying Agent: Caja de Valores S.A. (362 25 de Mayo Street, Autonomous City of Buenos Aires).

b) Redemption Date and Payment Date: November 11, 2026 (the "Redemption Date").

c) Interest period: August 7, 2026 (inclusive), to November 11, 2026 (exclusive).

d) Redemption Price: U.S.$ 1 for each U.S.$ 1 of the nominal value of each outstanding and circulating Class XXXVII Note (the "Redemption Price").

e) Currency of Payment: US Dollars.

f) Annual nominal interest rate: 7% nominal per annum.

g) Amount of interest payable: U.S.$ 0.0184109589 for each U.S.$ 1 of the nominal value of each outstanding and circulating Class XXXVII Note.

Payment will be made through Caja de Valores S.A. to the persons in whose name the Class XXXVII Notes are registered as of November 10, 2026.

On the Redemption Date, the Redemption Price of Class XXXVII Notes will be due and available to the holders of Class XXXVII Notes. On and after the Redemption Date, interest will cease to accrue on the redeemed Class XXXVII Notes.

Identification of Class XXXVII Notes:

- Caja de Valores S.A. species code for Class XXXVII Notes: 58610;

- BYMA/A3 code for Class XXXVII Notes: YM37O; and

- ISIN code (Caja de Valores S.A.) for Class XXXVII Notes: AR0657794191.

Capitalized terms used but not defined herein shall have the meanings assigned to them in the Class XXXVII Pricing Supplement.

Without further ado, we send you our best regards.

Margarita Chun

Head of Market Relations

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: October 23, 2026	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer